UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Rockwell Automation Savings and Investment Plan For Represented Hourly Employees
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Rockwell Automation, Inc., 1201 South 2nd Street, Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	12

SIGNATURE	13

EXHIBITS:

Consent of Independent Registered Public Accounting Firm	14
EX-99.A: CONSENT
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Savings and Investment Plan for
  Represented Hourly Employees and to Participants therein:
We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
Deloitte & Touche LLP
Milwaukee, Wisconsin
June 23, 2006

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

INVESTMENTS:
Defined Contribution Master Trust (Note 3)	$43,170,027	$42,825,049
Loan Fund	738,288	765,010

Total investments	43,908,315	43,590,059

NET ASSETS AVAILABLE FOR BENEFITS	$43,908,315	$43,590,059

See notes to financial statements.

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$43,590,059	$39,461,745

ADDITIONS:
Income from investments:
Interest in income of Defined Contribution Master Trust	2,529,307	3,138,269
Interest	40,543	42,425

Total income from investments	2,569,850	3,180,694

Contributions:
Employer	482,401	524,240
Employee	2,238,623	2,241,025

Total contributions	2,721,024	2,765,265

Total additions	5,290,874	5,945,959

DEDUCTIONS:
Payments to participants or beneficiaries (Note 6)	4,969,849	4,487,727

NET INCREASE BEFORE TRANSFERS	321,025	1,458,232

NET TRANSFERS	(2,769)	2,670,082

NET INCREASE	318,256	4,128,314

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$43,908,315	$43,590,059

See notes to financial statements.

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT
PLAN FOR REPRESENTED HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Savings and Investment Plan for Represented Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan covering all represented hourly employees of Rockwell Automation, Inc. and its subsidiaries (“Rockwell Automation”) who elect to participate in the Plan and who are employees at a Rockwell location to which participation has been extended. The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (“Wells Fargo”) was the trustee of the Master Trust through June 30, 2005. Effective July 1, 2005, all assets and trustee responsibilities of the Master Trust were transferred to Fidelity Management Trust Company. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective July 1, 2005, Rockwell Automation added new investment options, eliminated certain investment options, and consolidated the Rockwell Automation Stock Funds. The new investment options include common stock and debt investment options in addition to a mutual fund brokerage account window.

On December 16, 2004, the Plan was amended to reflect the merger of the Rockwell Automation Savings Plan For Certain Employees into the Plan. Net assets totaling $3,007,347 were transferred into the Plan. On June 29, 2001, Rockwell Automation completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. (“Rockwell Collins”) to Rockwell Automation’s shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell Automation share. After the spinoff, participants that were employees of Rockwell Collins were allowed to elect to transfer their balances to plans established by their employer. As a result of the spinoff, the Rockwell Automation Savings Plan For Certain Employees was frozen with contributions no longer made by or on behalf of participants.

Participants in the Plan could have invested in seventeen investment funds through June 30, 2005. Effective July 1, 2005, the investment options expanded to include a suite of ten lifestyle mutual funds, eleven core investment options and a mutual fund brokerage window. In addition, the following stock funds were available in 2004 and 2005 and are specific to the Plan:

Rockwell Automation Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents. Effective July 1, 2005, this fund was combined with Rockwell Automation Stock Fund B and renamed Rockwell Automation Stock Fund.
Rockwell Automation Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell Automation but may also hold cash and cash equivalents. Effective July 1, 2005, this fund was combined with Rockwell Automation Stock Fund A and renamed Rockwell Automation Stock Fund.
Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.
ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.
Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. but may also hold cash and cash equivalents.
Rockwell Collins Stock Fund — Invests principally in the common stock of Rockwell Collins but may also hold cash and cash equivalents.
Skyworks Stock Fund – Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.
Mindspeed Stock Fund – Invests principally in the common stock of Mindspeed Technologies, Inc. but may also hold cash and cash equivalents.

The Boeing, ArvinMeritor, Conexant, Rockwell Collins, Skyworks and Mindspeed Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to the Rockwell Automation Stock Fund. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Rockwell Automation Stable Value Managed Fund (the “Stable Value Fund”). See note 7 for additional information applicable to these stock funds.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute on a pre-tax basis up to a maximum of 16% of base compensation for non-highly compensated participants and up to 12% of base compensation for highly-compensated participants, as defined in the Plan document. In addition, highly-compensated participants may contribute up to an additional 4% on an after-tax basis.

Rockwell Automation contributes an amount equal to 50% of the first 5% of the participant contribution. Rockwell Automation contributions are made to the Stable Value Fund. Effective November 2002, participants may transfer employer contributions from the Stable Value Fund at any time.

The former Rockwell Automation Retirement Savings Plan For Certain Employees that was merged into the Plan was frozen with contributions no longer made by or on behalf of participants.

Effective June 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001, which made provisions for catch-up contributions to 401(k) plans to give employees who are at least age 50 and older the opportunity to save more for retirement. Employees must have been at least age 50 at December 31, 2005 to be eligible to make catch-up contributions in the current year. The 2005 employee catch-up contribution amount allowed was an additional $4,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions were made to the Stable Value Fund through June 30, 2005. Effective July 1, 2005, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.

Participants may invest in the Stable Value Fund which invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and stated at contract value, which approximates fair value. The crediting interest rate for the Stable Value Fund was 4.14% and 4.36% at December 31, 2005 and 2004, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2005 and 2004 was 4.33% and 4.70%, respectively.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Vesting in the Rockwell Automation contribution portion of a participant’s account plus actual earnings thereon is based on the vesting schedule described in the Plan document. A participant is 100% vested after 60 months of vesting service.

f.
Loans - A participant may obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans or 50% of the participant’s vested account balance) from the remaining balance of the participant’s account. Loans are secured by the balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full after a minimum of 12 months. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at a time (one loan prior to November 2003).

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid by Rockwell Automation.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments - Investment in the Defined Contribution Master Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value, which approximates fair value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

b.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

c.	Payment of Benefits - Benefits are recorded when paid.

d.
Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	DEFINED CONTRIBUTION MASTER TRUST

At December 31, 2004, with the exception of the participant loan fund, all of the Plan’s investment assets were held in a Defined Contribution Master Trust account at Wells Fargo, N.A. Effective July 1, 2005, Rockwell Automation transferred assets and trustee responsibility of the Master Trust to Fidelity Management Trust Company. At December 31, 2005, with the exception of the participant loan fund, all of the Plan’s investment assets, were held in a Defined Contribution Master Trust (“Master Trust”) account at Fidelity Management Trust Company. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value, which approximates fair value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

	2005	2004

Money market funds	$42,987,654	$37,421,244
Cash	878,749	—
Common stocks	1,947,764,881	1,902,170,600
Mutual funds	322,044,256	455,508,743
Brokeragelink account	4,338,439	—
Corporate debt investments	48,488,390	—
U.S. government securities	9,058,239	—
Other fixed income investments	3,844,480	—
Investments in common collective trusts –
Fidelity U.S. equity index fund	130,213,723	133,981,640
Rockwell Stable Value Managed Fund –
guaranteed investment contracts	623,683,062	613,535,748
Accrued income	1,786,974	612,285
Accrued fees	(1,269,612)	—
Pending trades	104,295	(979,318)

Net assets	$3,133,923,530	$3,142,250,942

The net investment income of the Master Trust for the years ended December 31, 2005 and 2004 is summarized as follows:

	2005	2004

Interest	$28,518,879	$32,409,174
Dividends	29,517,117	31,991,722
Net appreciation in fair value of investments:
Common stocks	248,851,908	371,203,744
Mutual funds	27,810,954	26,429,103
Investments in common collective trusts - Fidelity US Equity Index Fund	6,148,810	13,104,341

Net investment income	$340,847,668	$475,138,084

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust, was approximately 1% at December 31, 2005 and 2004. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net appreciation in 2005 and 2004.

The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2005 and 2004 are as follows:

Description of Investment	2005	2004

Rockwell Automation, Inc. common stock	$784,609,618	$754,857,187
Rockwell Collins, Inc. common stock	429,878,867	466,972,321

Certain Master Trust investments are shares of mutual funds managed by Wells Fargo or Fidelity Management Trust Company. Wells Fargo was the trustee for a portion of the year and Fidelity is now the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2005 and 2004, the Master Trust held 13,262,502 and 15,234,252 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $92,966,323 and $99,094,064, respectively, and a market value of $784,609,618 and $754,857,187, respectively.

During 2005 and 2004, dividends on Rockwell Automation common stock paid to eligible plan participants were $10,614,199 and $10,599,454, respectively.

4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Stable Value Fund for the years ended December 31, 2005 and 2004, respectively, is as follows:

	2005	2004

Net Assets, Beginning of Year	$25,790,964	$25,411,775

Changes in net assets:
Contributions	1,655,165	1,768,635
Dividends	1,363,483	1,435,784
Benefits paid to participants	(2,726,000)	(2,789,925)
Administrative expenses	(540)	(615)
Transfers	(258,160)	(34,690)

Total changes in net assets	33,948	379,189

Net Assets, End of Year*	$25,824,912	$25,790,964

*	These net assets are included in the Master Trust.

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the year ended December 31, 2005 and Rockwell Automation Stock Fund A for the year ended December 31, 2004, respectively, is as follows:

	2005	2004

Net Assets, Beginning of Year	$244,996	$—

Changes in net assets:
Dividends	1,852	—
Net appreciation	62,954	10,663
Benefits paid to participants	(26,003)	—
Transfers	27,337	234,333

Total changes in net assets	66,140	244,996

Net Assets, End of Year*	$311,136	$244,996

*	These net assets are included in the Master Trust
5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PARTICIPANT WITHDRAWALS

In November 2005, Rockwell Collins allowed their employees with an account balance in the Plan to transfer this account balance to their Rockwell Collins Retirement Savings Plan. These withdrawals totaled $468,769 in 2005 and are included in “Payments to participants or beneficiaries” in the Plan financial statements.

7.	SUBSEQUENT EVENTS

Effective January 1, 2006, a participant is eligible for employer contributions immediately upon participation in the plan. Prior to this change, there was a six month waiting period before an employee was eligible for employer contributions.

Effective March 31, 2006, Rockwell Automation removed the following Closed Stock Fund options from the Plan: ArvinMeritor Stock Fund, Boeing Stock Fund, Conexant Stock Fund, MindSpeed Technology Stock Fund, Skyworks Solutions Stock Fund and Rockwell Collins Stock Fund. Participants had the option to redirect their investments in these Closed Stock Funds to any of the available investment options. If a participant did not take action by March 31, 2006, the participant’s investments in the Closed Stock Funds were automatically transferred to the appropriate Fidelity Freedom Fund based on the participant’s date of birth. The ExxonMobil Stock Fund, also a Closed Stock Fund, will be removed as an investment option as of June 29, 2007.

*   *   *   *   *   *

ROCKWELL AUTOMATION SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2005

Column A	Column B	Column C	Column D	Column E

		Description of Investment,
	Identity of issuer,	Including Collateral, Rate
	Borrower, Lessor	of interest, Maturity Date,		Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Management. Trust Company	Defined Contribution Master Trust	$27,425,860	$43,170,027

*	Various participants	Participant Loans; rates ranging between 5% and 10.5%, due 2006 to 2011	738,288	738,288

	Total assets (held at end of year)		$28,164,148	$43,908,315

*	Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKWELL AUTOMATION SAVINGS AND INVESTMENT PLAN
FOR REPRESENTED HOURLY EMPLOYEES

By	/s/ Roger Freitag

Roger Freitag
Plan Administrator
Date: June 23, 2006